                                                                      EXHIBIT 4


                               [AIMCO LETTERHEAD]


                                October 10, 2000

                       OFFER TO PURCHASE ASSIGNEE UNITS OF
               OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP
                            FOR $845 PER UNIT IN CASH


Dear Limited Partner:

         We have begun a tender offer to purchase assignee units of limited partnership interest in your partnership for $845 per unit. Our offer is being made pursuant to the enclosed Offer to Purchase, which sets forth all of the terms and conditions of the offer. Please carefully review the Offer to Purchase prior to making a decision whether or not to tender your interests. The offer is scheduled to expire at 5:00 p.m., New York City time, on Tuesday, November 7, 2000, unless otherwise extended. You will not be required to pay any partnership transfer fees in connection with any sale of your units pursuant to our offer.

         As you know, our affiliates recently acquired interests in certain entities affiliated with Oxford Realty Financial Group, Inc. and now control the managing general partner of your partnership. OUR OFFER PRICE IS AT LEAST EQUAL TO THE REAL ESTATE VALUES FOR YOUR PARTNERSHIP USED IN SUCH TRANSACTIONS.

         On September 28, 2000, we purchased 1,033 assignee units of your partnership at a price of $845 per unit from MacKenzie Patterson, Inc. and certain of its affiliates (collectively, the "MacKenzie Entities"), all unaffiliated third parties. As a result of this transaction, the MacKenzie Entities terminated their previously announced offer to purchase up to 8,000 assignee units of your partnership at a price of $650 per unit, and certain of our affiliates now beneficially own in the aggregate approximately 25.05% of the outstanding assignee units.

         If we purchase your tendered units, you will receive cash, but you may recognize a gain or loss for federal income tax purposes. If you retain your units, you will continue to be a unitholder. However, you may not be able to liquidate your investment until the partnership terminates.

         As with any investment decision, there are benefits and detriments to you from accepting or declining our offer. The managing general partner of your partnership is remaining neutral and makes no recommendation as to whether you should tender or refrain from tendering your units in any offer. Although the managing general partner believes our offer is fair, it also believes that you must make your own decision whether or not to participate in any offer, based upon a number of factors described in the Offer to Purchase.

         The managing general partner of your partnership is our affiliate. As a result, it has substantial conflicts of interest with respect to our offer. This conflict may affect the managing general partner's ability to reconcile our interests with those of the other unitholders, particularly in assessing the fairness of our offer price. We seek to purchase units at a low price, but you desire to sell units at a high price. In addition, your managing general partner is entitled to receive fees for certain transactions involving the Partnership and its properties, and the Partnership's property manager, which is also our affiliate, is entitled to receive fees for managing the Partnership's properties.

         If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed acknowledgment and agreement in accordance with the instructions set forth the letter of transmittal attached as Annex II to the Offer to Purchase. The signed acknowledgment and agreement and any other required documents should be sent to the Information Agent, River Oaks Partnership Services, Inc., prior to the expiration of our offer. The addresses for the Information Agent are P.O. Box 2065, South Hackensack, New Jersey 07606-2065 or by overnight courier service or by hand at 111 Commerce Road, Carlstadt, New Jersey 07072--Attention: Reorganization Department.

         If you have any questions or require further information, please call the Information Agent, toll free, at (888) 349-2005.


                                Very truly yours,


                   AIMCO/BETHESDA HOLDINGS ACQUISITIONS, INC.